KONECRANES

FILE 82-4297

05010407

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

4 August, 2005

SEC MAIL PROCESSING RECEIVED
AUG 1 1 2005
WASH., D.C. 190 SECTION

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release and Stock Exchange Announcement published by the Company on 4 August, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

0.b.d. Franciska Janzon
Investor Relations Manager

Liisa Siren
Communications Assistant

8/16

KCI KONECRANES H1/2005: NEW ORDERS FOR QUARTER REACH ALL-TIME RECORD

279,1 MEUR new orders received in Q2/2005
First half-year orders growth 40,9 % (organic growth 23 %)
Sales growth follows: 34,6 % (organic 19 %)
Operating profit (EBIT) 14,1 MEUR (6,2 MEUR in H1/2004)
Special Cranes profitability still weak; turnaround expected in H2/2005
IFRS valuation of currency forward contracts continues to burden EPS
Strong cash flow from operations despite of fast growth: 24.7 (19.7) MEUR
Full year sales growth now expected to exceed the earlier target of 20 %

	Second quarter			First half year			LY
MEUR	4-6/	4-6/	Change	1-6/	1-6/	Change	1-12/
SALES	05	04	%	05	04	%	04
Maintenance Services	98.7	83.3	18.5	184.9	157.8	17.2	344.6
Standard Lifting Equipment	69.6	52.2	33.2	133.6	99.2	34.7	231.2
Special Cranes	79.0	45.1	75.1	140.4	88.3	59.0	214.1
Internal Sales	-12.6	-15.4	-18.5	-31.5	-27.8	13.2	-62.0
Sales total	234.8	165.2	42.0	427.4	317.5	34.6	728.0
Operating profit (EBIT)	9.2	5.5	67.1	14.1	6.2	127.3	31.3
Interests, net	-1.7	-0.7		-3.1	-1.4		-3.5
Other financial income and expenses 1)	-6.6	0.3		-11.9	0.4		-0.1
Income before taxes	0.9	5.0	-81.6	-0.9	5.2	-117.9	27.7
Net income	0.7	3.5	-79.7	-0.6	3.7	-117.4	18.4
Earnings per share, EUR							
- basic	0.05	0.25		-0.05	0.26		1.31
- diluted	0.05	0.25		-0.05	0.26		1.29
- excl. IAS 39 differences				0.33	0.26		
Cash flow from operations per share				1.75	1.40		1.20
ORDERS RECEIVED							
Maintenance Services	84.5	83.3	1.4	163.0	154.0	5.8	308.4
Standard Lifting Equipment	80.6	62.8	28.4	156.5	123.6	26.6	246.6
Special Cranes	131.5	50.8	158.9	210.8	104.1	102.5	243.7
Internal Orders	-17.5	-15.4	13.7	-33.7	-29.2	15.5	-61.9
Orders Received total	279.1	181.5	53.8	496.5	352.5	40.9	736.9
Order book at end of period				414.7	268.0	54.7	298.8

1) Hedging instruments are valued according to IFRS at market (i.e. not at hedged) rates, yielding valuation changes. These changes (in H1/05 -10.9 MEUR) do not have any direct cash flow impact and they are reported in other financial items as the Group does not apply hedge accounting. As instruments mature at their predetermined values, the valuation difference for each contract becomes zero.

Comments on Q2/2005:

Strong growth in both orders and sales continued within all business areas. Special Cranes booked several large orders, and Standard Lifting orders exceeded for the first time ever 80 MEUR in one quarter. Maintenance Services and Standard Lifting growth is driven by North America, Australia and the Nordic countries, while the Continental European markets are relatively weak. Within Maintenance Services business, field service activities grew fast while large modernisation project orders lagged behind last year. Special Cranes grow fastest in container handling equipment in general and geographically in North America, UK and France, while German and Scandinavian markets were weak. Orders in China continued to grow but at a lower relative pace compared to last year.

Maintenance Services continued to improve margins also in the second quarter, and the first half-year margin is now up 2 %-points from last year. Restructuring measures and higher volumes have started to improve the margins in Standard Lifting as well, but the half-year impact to the EBIT margin is still relatively low (8,2 % vs. 7,8 %). In spite of higher volumes, Special Cranes profitability was unsatisfactory mainly due to high manufacturing ramp up costs.

Comments on full year 2005:

Strong growth is expected to continue in the second half of the year. The earlier target of 20 % top line growth (of which roughly one half would be organic growth) is expected to be exceeded.

Maintenance Services and Standard Lifting margins are expected to continue to develop positively. Special Cranes operating profit is expected to improve significantly during the second half of the year. The Group reiterates its earlier target of exceeding the year 2004 EBIT margin level, both in IFRS and FAS terms.

First half year 2005 development

Orders received and order book

(All actual and comparable numbers - in brackets - from the previous year are in accordance with IFRS unless otherwise indicated.) Group total orders received were EUR 496.5 million (352.5). The growth was 40.9 % or 42.5 % counted at comparable currency rates. The organic growth was 23 % and the rest of the growth was attributable to the acquisitions of UK-based Morris Material Handling Ltd and Sweden-based SMV Lifttrucks AB. There was growth in all Business Areas. The growth accelerated during Q2. During the second quarter orders grew by 53,8 % compared to Q2/2004.

The growth was very strong for the Group's harbour and shipyard cranes. Order growth in Standard Lifting Equipment was strong and orders in field services developed favourably, but modernization orders contracted. Geographically the order activity remained very strong in North America and in Australia, good in the Nordic region and in Eastern Europe, while the order growth in the rest of Europe was mainly acquisition driven. Also orders in China continued to grow although at a pace slower than before.

The Group's total order book reached another new record of EUR 414.7 (268.0) million. This is up by 54.7 % compared to the end of H1/2004 and up by 38.8 % from yearend 2004. The value of the order book grew in all three Business Areas. The value of the maintenance contract base is not included in the order book. The contract base continued to grow.

Sales

Group total sales were EUR 427.4 (317.5) million. The growth was 34.6 % and 35.8 % at comparable currency rates. The organic growth was 19 %. The speed of growth in sales accelerated during the second quarter. The growth was 40.8 % compared to Q2/2004. There was growth in all Business Areas. Sales grew in all major markets and the strongest growth took place in the Nordic region and in Eastern Europe.

Profitability

The Group's operating income more than doubled. Operating income was EUR 14.1 (6.2) million, up by EUR 7.9 million compared to H1/2004. The corresponding H1/2004 figure included EUR 2.0 million restructuring costs. Therefore, a more comparable growth in operating income was EUR 5.9 million or 72.0 %. The operating income margin improved from 1.9 % to 3.3 % or adjusted for restructuring costs from 2.6 % to 3.3 %.

Financing costs (the net of interest income and expenses) were EUR 3.1 (1.4) million. The growth in interest expenses is due to higher gearing which is a consequence of acquisitions made at the end of last year and increased net working capital compared to H1/2004.

Other financing costs (the net of other income and expenses) were EUR 11.9 (+0.4) million. The valuation difference on hedging instruments according to IAS39 had a negative impact of approx. EUR 10.9 million on other financing costs (Q2/2005: EUR -6.2 million). This value change has been booked under other financing costs. Hedging instruments are used to hedge currency exposures relating to non-euro based transactions and estimated future cash flows. These value changes are not cash effective, but they cause short to medium term fluctuations on the Group's net income. In due course, as the hedged item matures and the corresponding hedging instrument (e.g. currency forward contract) is realized the value difference becomes zero.

The Group's income before taxes was EUR -0.9 (5.2) million and EUR 0.9 (5.0) million during the second quarter.

The Group's reported income taxes were EUR +0.3 (-1.5) million based on an estimated 31 % tax rate.

Group net income was EUR -0.6 (3.7) million and EUR +0.7 (3.5) million accordingly for the second quarter. Excluding the above described valuation difference on the hedging instruments and other IAS 39 related currency exchange rate differences the net income would have been approx. EUR 4.7 (3.7) million during the first half of 2005.

H1/2005 earnings per share were EUR -0.05 (0.26) or approx. EUR 0.33 (0.26) per share excluding the valuation difference.

The Group's return on capital employed (ROCE) was 8.4 (7.9) % and the return on equity (ROE) -1.0 (5.5) %. The last twelve month's ROCE was 15.1 % and ROE 10.6 %.

The Group's profit accumulation within the year has never been even between different quarters, but there have been clear seasonal variations. The profit accumulation has typically been slow during the first half of the year and then accelerated towards the end of the year. This seasonal earnings pattern is expected to repeat itself again during the current year.

Cash flow and balance sheet

The cash flow before change in net working capital was EUR 21.3 (12.6) million during H1/2005. In spite of a strong growth in operations the amount of net working capital decreased by EUR 3.4 (7.1); thereby the cash flow from operations before financing items and taxes was EUR 24.7 (19.7) million or 1.75 (1.40) euros per share.

Cash based financing costs were EUR 4.3 (1.4) million, taxes 3.9 (-0.1) million and investing activities totaled EUR 9.4 (3.5) million. The cash flow before financing activities was EUR 7.0 (15.0) million.

The Group's net interest bearing debt was 116.1 (42.7) million at the end of the reporting period and the net gearing was 91.3 (30.4) %. Both figures are clearly higher compared to the end of June 2004 and the end of last year (EUR 110.4 million and 80.2 % respectively). The growth relates mainly to acquisitions and a strong organic growth. Both net debt and net gearing came down from the end of Q1/2005 when corresponding figures were EUR 126.1 million and 102.5 %.

The Group's solidity was 26.5 (38.1) % and the current ratio 1.19 (1.47). The Group has a EUR 200 million committed financing back-up facility to secure liquidity. At the end of period approx. EUR 30 million out of this facility was in use.

Currencies

The currency exchange rate fluctuations had only a marginal translation effect on the Group's orders received, sales and operating income development. However, the strength of the euro against the US-dollar (or related currencies) had still a somewhat negative transactional effect on the Group's operating income and profitability development through non-euro based export from the euro-area. This development is expected to become more favourable for the Group in the future as soon as lower value dollars sold forward before are replaced by currently revalued dollars.

Currency forward contracts and some other instruments are used to hedge non-euro orders in the order book in Special Cranes (or other bigger projects) and estimated cash flows in Standard Lifting Equipment. As the Group does not apply hedge accounting these instruments are valued according to IAS 39 at market rates at the end of each period (i.e. not at hedged rates), causing intermediate positive or negative valuation differences impacting the Group's net income. As these contracts mature and they are realized at their predetermined values, the valuation changes become zero for the individual contract and the non-euro based revenue or cost is reported according to hedged exchange rate.

The consolidation exchange rates of some important currencies for the Group developed as follows (the value of one euro in other currency):

The average rates:

	Q2/2005	Q2/2004	Change %
USD	1.2841	1.22711	-4.44
CAD	1.5868	1.6426	3.52
GBP	0.68586	0.67326	-1.84
CNY	10.628	10.2543	-3.52
SGD	2.1156	2.0849	-1.45
SEK	9.1451	9.1659	0.23
NOK	8.1393	8.4497	3.81
AUD	1.6627	1.6627	0.00

The period end rates:

	Q2/2005	Q2/2004	Change %
USD	.1.2087	1.2148	0.50
CAD	1.4867	1.6198	8.95
GBP	0.679	0.6687	-1.52
CNY	10.0038	10.155	1.51
SGD	2.0415	2.0841	2.09
SEK	9.4866	9.1785	-3.25
NOK	7.881	8.4925	7.76
AUD	1.596	1.7303	8.41

The Group continued its policy of hedging non-euro based transaction. The main instrument used was forward exchange contracts. The ultimate goal for this policy is to minimize risks relating to order book margins or negative consequences of sudden and major currency exchange rate changes.

Capital expenditure

The Group's capital expenditures to tangible and intangible assets (including investment in associated companies or minority shares) were EUR 7.4 (5.5) million. Most of these investments relate to machines and equipment replacements, information technology or shares in associated companies.

Personnel

At the end of June the total number of employees was 4940 (4329). The growth relates to acquired operations and the Group's expansion in China.

Review by Business Area

Maintenance Services

Sales in Maintenance Services were EUR 184.9 (157.8) million, up by 17.2 % compared to H1/2004. The organic growth was 11 %. The operating income was EUR 11.5 (6.5) million and operating margin 6.2 (4.1) %.

The positive development in profitability was supported by growth in sales and improved productivity. The positive maintenance contract base development continued, which also contributed to better profitability.

In terms of number of units the maintenance contract base included 239,665 cranes and hoists at the end of H1/2005, up by 6.7 % from the end of 2004. The value of the contract base grew also and the growth from the yearend was 4.8 %. The value of the contract base is not recorded as orders received or as part of the order book, only the net change in value is recorded.

The total order intake was EUR 163.0 (154.0) million, up by 5.8 % or 7.3 % when counted at comparable currency exchange rates. In field services (approx. ¾ of total Maintenance Services) orders grew by 17 % (organic growth 8.6 %) while the orders for large modernizations contracted by one third. The development was very satisfactory in North America, the Nordic area and in Australia.

At the end of H1/2005 there were 2786 (2619) persons employed in the Business Area. The growth in employment is mostly attributable to the acquisition of Morris Materials Handling (MMH) in the U.K.

Standard Lifting Equipment

Standard Lifting Equipment sales were EUR 133.6 (99.2) million, up by 34.7 % compared to H1/2004. The organic growth was 23 %. The operating income was EUR 10.9 (7.7) million or 41.3 % higher than in H1/2004. The operating income margin was 8.1 (7.8) %.

Growing sales volumes, restructuring benefits and positive currency exchange rate differencies supported positive development. However, the Business Area still suffered from unfavourable dollar to euro ratio through the currency forward contracts made last year. However, as the US dollar has gained strength against euro this development is likely to reverse itself toward the yearend. The integration program in Morris Materials Handling (MMH) is progressing as planned.

The order activity continued at a high level. Orders received grew to EUR 156.5 (123.6) million or 26.6 %. The organic growth was 15 %. Orders during Q2/2005 marked a record for one single quarter. Q2/2005 orders were EUR 80.6 (62.8) million and the corresponding growth was 28.3 %. The development was particularly positive in North American, Nordic and Eastern European markets.

The order book in Standard Lifting Equipment continued to grow in spite of a strong sales growth and reached a new record level. The value of the order book now stands 27 % higher compared to one year ago and 47 % higher compared to the end of 2004.

The number of employees at the end of H1/2005 was 1175 (993). The increase in headcount relates to the acquisition of MMH.

Special Cranes

Special Crane sales were EUR 140.4 (88.3) million, up 59.0 % compared to H1/2004. The organic growth was 24 %. The operating income was EUR 3.2 (4.7) million or 31.1 % less than in H1/2004.

High European manufacturing costs and ramp up costs are still burdening the profitability. The rapid growth in sales and production volumes coinciding with many production and procurement related changes have added to the challenge. However, the second half of the year is expected to be significantly better than H1/2005.

The order intake was EUR 210.8 (104.1) million or 102.4 % higher compared to H1/2004. The organic growth was 68 %. Special Crane order activity was very strong in the sector "harbours and terminals". Geographically the growth was fastest in North America, the U.K. and France, while the German and Scandinavian markets remained sluggish.

The work towards improving cost efficiency continues. The new assembly plant in Shanghai, China is in its completion phase and the production is scheduled to start in autumn as planned. There are also several other projects in progress. Purchasing and outsourcing of low added value parts, components and subassemblies will increase. There are costs related to these changes, which typically occur ahead of corresponding benefits.

The number of employees was 855 (594) at the end of H1/2005. The growth relates mostly to the acquisition of SMV and to the new factory in China.

Group costs and consolidation items

Group costs, which are not directly charged to the Business Areas mainly consist of common development costs (personnel, products, systems, group structure etc.) and Group management, legal, financing and treasury functions are reported as Group Costs. These costs were EUR 12.0 (12.5) million. The corresponding costs in H1/2004 included 2.0 million restructuring charges. Therefore the underlying costs actually grew by EUR 1.5 million or 14 %. The increase is less than sales growth and mainly caused by increased development expenditures.

Group consolidation items were EUR 0.5 (-0.2) million positive. Consolidation items included the change in internal margin elimination and the share of associated companies' profit.

Changes in the Group organisation and structure

As was previously reported, KCI Konecranes' Board of Directors appointed in its meeting on June 17th, 2005 Mr. Pekka Lundmark President and CEO of KCI Konecranes. Mr. Stig Gustavson, President and CEO of KCI Konecranes and the head of operations for 17 years, was appointed Chairman of the Board of Directors and Mr. Björn Savén, KCI Konecranes' Chairman since 1994, was appointed vice Chairman of the Board.

Matti Ruotsala, Deputy to the CEO of KCI Konecranes Plc accepted a position outside the Group with AGCO Corporation, as their Vice President and Managing Director for Valtra EAME and Valtra Oy. Mr. Ruotsala will leave the Group in October 2005.

As part of KCI Konecranes internal re-engineering program that was initiated in 2003, on April 19th, 2005 KCI Konecranes signed an agreement to outsource its production of end carriages to the new company established by the existing management and personnel in the production unit in Urjala, Finland. The production unit employs approximately 70 people that continue working under their existing employment contracts for the new company. The unit used to be part of the Standard Lifting Equipment Business Area.

The Group acquired an approx. 30 % stake in the German based company Consens Transport Systeme GmbH during Q2/2005. The company is pursuing the harbour and terminal equipment area. Also during the second quarter the Group acquired a minority stake in one Spanish based crane company (Eydimen) and entered into a license agreement with the company.

On July 1,2005 the Group acquired two Swedish machine tool maintenance companies. The companies employ together approx. 15 persons and have combined sales close to EUR 2 million. Operations are still small but the acquisitions mark the Group's first entry to the machine tool maintenance market outside Finland.

Comments on full year 2005

Strong growth is expected to continue in the second half of the year. The earlier target of 20 % top line growth (of which roughly one half would be organic growth) is expected to be exceeded.

Maintenance Services and Standard Lifting margins are expected to continue to develop positively. Special Cranes operating profit is expected to improve significantly during the second half of the year. The Group reiterates its earlier target of exceeding the year 2004 EBIT margin level, both in IFRS and FAS terms.

Subscription of shares with stock options

Pursuant to KCI Konecranes stock options, a total of 37,500 new KCI Konecranes shares were recorded in the Trade Register during Q2/2005. The new shares were subscribed for under the 1999A (3,000 shares), 1999B (1,500 shares), 2001A (3,000 shares) and 2003A (30,000 shares) options series.

Following these subscriptions KCI Konecranes' share capital was at the end of June EUR 28,696,260 and the total number of shares was 14,348,130.

Share capital, share price performance and trading volume

KCI Konecranes Plc's share price increased by 8.43 % during January-June and closed at EUR 35.25. The period high was EUR 36.47 and period low EUR 29.80. The volume weighted average share price during the period was EUR 33.91. During the same period the HEX All-Share Index increased by 16.26 %, the HEX Portfolio Index by 14.56 % and the HEX Metal & Engineering index by 24.33 %.

The total market capitalization at the end of June 2005 was EUR 505.8 million, including 210,650 own shares held by the company, the 37th largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 9,968,740 shares of KCI Konecranes Plc, which represents 69.5 % of the total amount of outstanding shares. In monetary terms the trading was EUR 338 million, which was the 27th largest trading volume of all companies listed on Helsinki Stock Exchange. The daily average trading volume was 80 393 shares representing a daily average turnover of EUR 2.7 million.

The company's own shares

At the end of June 2005, KCI Konecranes Plc held 210,650 of the company's own shares with a nominal value of 421,300 euros. This corresponds to 1,47 % of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003 at an average price of EUR 20.75 per share.

Important orders

Here are some examples on orders received during April-June 2005. The list illustrates our reach, both in terms of customer base and geographical coverage.

Harbours, container terminals and shipyards

Oshima Shipyard in Japan ordered four Shipboard Gantry Cranes (Konecranes-Munckloaders) to be installed onboard vessels ordered by Singaporean shipowner Masterbulk Pte. Ltd. Crane deliveries are due to commence in 2007 through 2008.

The first commercial order for two units of the new Konecranes Rail Mounted Gantry Crane (RMG) was received from Roadways Container Logistics Ltd, a subsidiary of P&O Nedlloyd, for their new Birmingham Intermodal Freight Terminal in the British Midlands, UK.

Maersk Inc. contracted KCI Konecranes for the delivery of 30 Rail Mounted Gantry Container Handling Cranes (RMG) to APM Terminals' new state-of-the-art container terminal in Portsmouth, Virginia. The contract included the option for an additional 30 RMG cranes. Crane deliveries are due to commence in late 2006 through 2007.

AS Muuga Container Terminal, Port of Muuga, Estonia placed a repeat order for a Ship-to-Shore (STS) container crane for their terminal.

Malta Freeport Terminals Ltd. ordered ten Rubber Tired Gantry cranes (8-wheel RTG design), two Masted Lift Trucks for stacking empty containers and one 37-ton Forklift Truck, as well as modernisation services provided by KCI Konecranes' Port Services. The order includes an option for six additional RTG-cranes.

Bohai Shipbuilding Industrial Co., Ltd ordered two 75-ton shipyard cranes to be used in the handling of ship sections at Bohai Shipyard in China.

China Harbour - Costain Mexico, ordered two double leg outdoor gantry cranes to be used in the production of concrete modules for a new harbour project in Baja California, Mexico.

Automotive

Renault ordered a 63-ton process crane for moving cutting tools at their stamping plant in Douai, France (Renault Megane Plant).

Ford ordered three bridge cranes and one semi-gantry crane to be used for handling stamping dies at their plant in Nanjing Chang'an in China.

General Motors ordered a special 65-ton process crane to be installed over a new press machine at their Automotive Stamping plant in Marion, Ohio, USA.

Power plants

General Electric Company ordered two double leg outdoor gantry cranes for a new combined cycle, gas turbine power plant in California, USA.

Siemens AG, Offenbach, Germany ordered a 130-ton power plant crane including two CXT monorail hoists for a new Power Station in Thalka, Egypt.

Primary metals

Bechtel International, Montreal, Canada ordered one hot metal process crane, five process cranes and 8 CXT Industrial cranes for Alcoa's new aluminium facility in Fjaroaal, Iceland.

Corus (Uk) Ltd ordered a 25-ton Process crane and a process magnet crane to be installed at its rolling mill in Scunthorpe, UK.

Helsinki, 4 August 2005
Board of Directors

Disclaimer

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-6/2005	1-6/2004	1-12/2004
Sales	427.4	317.5	728.0
Share of result of participating interest undertakings	0.2	0.0	0.0
Depreciation	-7.3	-6.2	-12.4
Impairment	0.0	0.0	-1.2
Other operating expenses	-406.2	-305.1	-683.1
Operating income	14.1	6.2	31.3
Interests, net	-3.1	-1.4	-3.5
Other financial income and expenses	-11.9	0.4	-0.1
Income before taxes	-0.9	5.2	27.7
Taxes	0.3(1	-1.5(1	-9.2
Net Income for the period	-0.6	3.7	18.4
Earnings per share, EUR			
-basic	-0.05	0.26	1.31
-diluted	-0.05	0.26	1.29

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	6/2005	6/2004	12/2004
Fixed Assets	116.6	88.9	112.1
Inventories	152.1	89.6	114.1
Receivables and other current assets	248.0	202.6	267.0
Cash in hand and at banks	31.1	21.8	20.7
Total assets	547.8	402.9	513.9
Equity	127.1	140.5	137.7
Provisions	15.8	16.0	17.5
Long-term debt	56.9	49.7	24.8
Current liabilities	348.0	196.7	334.1
Total shareholders' equity and liabilities	547.8	402.9	513.9
Gearing %	91.3	30.4	80.2
Solidity %	26.5	38.1	29.1
Return on capital employed %, Last Twelve Months (LTM)	15.1	*	13.7
Equity/share, EUR	8.99	10.00	9.76

* The year 2003 figures were reported only according to FAS

Net Interest bearing liabilities (MEUR)

	6/2005	6/2004	12/2004
Long- and short-term interest-bearing liabilities	-147.6	-64.5	-131.4
Cash and cash equivalents and other interest bearing assets	31.5	21.8	21.0
Total	-116.1	-42.7	-110.4

Consolidated cash flow statement (MEUR)

	1-6/2005	1-6/2004	1-12/2004
Operating income before change in net working capital	21.3	12.6	42.8
Change in net working capital	3.4	7.1	-26.0
Cash flow from operations before financing items and taxes	24.7	19.7	16.8
Financing items and taxes	-8.2	-1.2	-9.2
Net cash from operating activities	16.5	18.5	7.6
Net cash used in investing activities	-9.4	-3.5	-38.0
Cash flow before financing activities	7.0	15.0	-30.4
Net cash used in financing activities	2.4	-6.6	38.3
Translation differences in cash	1.0	0.2	-0.4
Change of cash and cash equivalents	10.4	8.6	7.5
Cash and cash equivalents at beginning of period	20.7	13.2	13.2
Cash and cash equivalents at end of period	31.1	21.8	20.7
Change of cash and cash equivalents	10.4	8.6	7.5

Statement of changes in Shareholders' Equity (MEUR)

	Share Capital	Other Restr. Capital	Minority Interest	Translat. Diff.	Retained Earnings	Total Equity
Equity 12/2003	28.6	21.8	0.1	-5.7	105.4	150.3
Dividend distribution					-14.0	-14.0
Change in untaxed reserves					0.1	0.1
Translation difference				-0.5		-0.5
Share based payments recognised against equity					0.4	0.4
Other changes				0.1	0.4	0.5
Net profit for the period					3.7	3.7
Equity 6/2004	28.6	21.8	0.1	-6.1	96.0	140.5
Equity 12/2004	28.6	22.3	0.1	-6.1	92.7	137.6
Options exercised	0.1	0.8				0.9
Dividend distribution					-14.8	-14.8
Change in untaxed reserves					-0.7	-0.7
Translation difference				4.1		4.1
Share based payments recognised against equity					0.6	0.6
Net profit for the period					-0.6	-0.6
Equity 6 / 2005	28.7	23.1	0.1	-2.0	77.2	127.1

Contingent Liabilities and Pledged Assets (MEUR)

	6/2005	6/2004	12/2004
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.3	0.4	0.3
Own commercial guarantees	110.4	95.1	101.5
Guarantees			
For associated company's debt	0.0	0.8	0.8
For others	0.1	0.1	0.1
Leasing liabilities	28.6	16.4	22.5
Other liabilities	1.1	1.3	1.2
Total	146.4	120.0	132.3

Notional Amounts of Derivative Financial Instruments (MEUR)

	6/2005 Nominal value	6/2005 Market value	6/2004 Nominal value	12/2004 Nominal value
Foreign exchange forward contracts	338.6	-2.2	507.0	538.5
Interest rate swap	25.0	0.3	25.0	25.0
Total	363.6	-1.9	532.0	563.5

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. The hedged orderbook represents approximately one half of the total notional amounts.

Investments (MEUR)

	1-6/2005	1-6/2004	1-12/2004
Investment total (excl. acquisitions of subsidiaries)	7.5	5.5	11.8

Reconciliation of net income (MEUR)

	1-6/2004	1-12/2004
Net income according to FAS	4.6	23.0
Reversal of amortization of goodwill, IFRS 3 and IAS 36	1.2	2.6
Impairment, IAS 36	0.0	- 1.2
Employee benefits, IAS 19	- 0.5	- 1.1
Stock options, IFRS 2	- 0.4	- 0.8
Income taxes, IAS 12	0.7	1.5
Provisions, IAS 37	- 2.0	- 5.4
Other IFRS adjustments	0.1	- 0.2
Total IFRS adjustments	- 0.9	- 4.6
Net income according to IFRS	3.7	18.4

Reconciliation of shareholders' equity (MEUR)

	12/2003	6/2004	12/2004
Equity according to FAS	163.4	154.4	157.9
IFRS adjustments:			
Reversal of amortization of goodwill, IFRS 3 and IAS 36	0.0	1.2	2.6
Impairment, IAS 36	- 0.1	- 0.1	- 1.3
Employee benefits, IAS 19	- 15.0	- 15.5	- 16.1
Reserve for own shares, IAS 32	- 5.5	- 5.5	- 4.4
Income taxes, IAS 12	3.8	4.5	5.3
Provisions, IAS 37	5.4	3.4	0.0
Minority interest, IAS 1	0.1	0.1	0.1
Changes in accounting policy, IAS 8	0.0	0.0	- 4.9
Other IFRS adjustments	- 1.8	- 2.0	- 1.5
Total IFRS adjustments	- 13.1	- 13.9	- 20.2
Equity according to IFRS	150.3	140.5	137.7

Segment reporting:

Sales by Business Area (MEUR)

	1-6/2005	1-6/2004	LTM*	1-12/2004
Maintenance Services	184.9	157.8	371.7	344.6
Standard Lifting Equipment	133.6	99.2	265.6	231.2
Special Cranes	140.4	88.3	266.2	214.1
./. Internal	-31.5	-27.8	-65.6	-62.0
Total	427.4	317.5	837.9	728.0

* LTM = last 12 months (full year 2004 ./.six months 2004 + six months 2005)

Operating Income by Business Area (MEUR)

	1-6/2005		1-6/2004		1-12/2004		LTM*
	MEUR	%	MEUR	%	MEUR	%	MEUR
Maintenance Services	11.5	6.2	6.5	4.1	22.1	6.4	27.1
Standard Lifting Equipment	10.9	8.1	7.7	7.8	20.7	9.0	23.9
Special Cranes	3.2	2.3	4.7	5.3	15.9	7.4	14.4
Group costs	-12.0		-12.5		-27.3		-26.8
Consolidation items	0.5		-0.2		-0.1		0.6
Total	14.1		6.2		31.3		39.2

* LTM = last 12 months (full year 2004 ./.six months 2004 + six months 2005)

Personnel by Business Area (at the End of the Period)

	6/2005	6/2004	12/2004
Maintenance Services	2.786	2.619	2.685
Standard Lifting Equipment	1.178	993	1.028
Special Cranes	855	594	675
Group staff	121	123	123
Total	4.940	4.329	4.511
Average number of personnel during period	4.814	4.330	4.369

Order Intake by Business Area (Excl. Service Contract Base) (MEUR)

	1-6/2005	1-6/2004	LTM*	1-12/2004
Maintenance Services	163.0	154.0	317.4	308.4
Standard Lifting Equipment	156.5	123.6	279.6	246.6
Special Cranes	210.8	104.1	350.4	243.7
./. Internal	-33.7	-29.2	-66.4	-61.9
Total	496.5	352.5	880.9	736.9

* LTM = last 12 months (full year 2004 ./.six months 2004 + six months 2005)

Order Book (Excl. Service Contract Base) (MEUR)

	6/2005	6/2004	12/2004
Order Book total	414.7	268.0	298.8

Sales by Market (MEUR)

	1-6/2005	1-6/2004	LTM*	1-12/2004
Nordic and Eastern Europe	95.6	56.5	180.0	140.9
EU (excl. Nordic)	139.9	95.3	267.2	222.5
Americas	115.7	96.7	234.2	215.1
Asia Pacific	76.2	69.0	156.6	149.4
Total	427.4	317.5	838.0	728.0

* LTM = last 12 months (full year 2004 ./.six months 2004 + six months 2005)

Events on 4 August, 2005

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Helsinki World Trade Center, Marski Hall at 12.00 noon Finnish Time (address Aleksanterinkatu 17).

Live webcast

A live webcast of the presentation will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com/investor.

Telephone conference

A telephone conference for analysts and investors, in English, will begin at 4.00 p.m. Finnish Time (2.00 p.m. UK Time). Please call in at 3.50 p.m. The dial-in number is +44-20 7162 0181 (replay available for 48 hours at +44-20 7031 4064, code 631239).

Internet

This report and graphic material is available on the Internet at www.konecranes.com/investor immediately after publication. A recording from the webcast presentation and teleconference will be available on the Internet later on 4 August.

Next report

Interim report, 3rd quarter, will be published on 1 November, 2005 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics
A graphical presentation of this report is available on the Internet at www.konecranes.com/investor.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 27 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

ARI KIVINIITTY APPOINTED CHIEF TECHNOLOGY OFFICER AT KCI KONECRANES

Ari Kiviniitty, 48, M.Sc. (Eng), has been appointed Chief Technology Officer (CTO) and member of the KCI Konecranes Group management team effective October 14, 2005. He will be responsible for the company's technology strategy and development. He also assumes responsibility for Group wide quality management. He will report to Pekka Lundmark, President and CEO.

Mr. Kiviniitty has been with KCI Konecranes since 1983. He is currently working as Vice President within the Standard Lifting Equipment Business Area. He has held various positions within R&D and technology development at KCI Konecranes. Most recently he was responsible for technology and process development within Standard Lifting Equipment.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and shipyards. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

FURTHER INFORMATION
KCI Konecranes Plc
Pekka Lundmark, President and CEO, phone +358 20 427 2000
Ari Kiviniitty, phone +358 20 427 3300

DISTRIBUTION
Helsinki Stock Exchange
Media